82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2



June 7, 2004

PRESS REI 04030775

Fugro airborne survey supports "Big Hole" at Fishback; De Beers identifies five targets in ground gravity survey at Doyle Lake

VANCOUVER, BRITISH COLUMBIA – A Fugro magnetic/electromagnetic (EM) airborne survey recently completed has provided additional support to the interpretation of a kimberlite pipe being present within the "Big Hole" in Awry Lake, on GGL Diamond Corp. (GGL) 100%-owned Fishback property in the Northwest Territories.

Preliminary interpretation of the Fugro survey data indicates the "Big Hole" lies within a quiet magnetic area positioned along a steep regional magnetic gradient. The EM data show a significant conductor correlating to the "Big Hole". When the results are modeled using a new EM modeling program, it shows that the "Big Hole" contains approximately 25 metres of lake bottom sediments that overlay a basement conductor, a signature similar to known kimberlites. Granitic rocks outcropping along the shoreline of Awry Lake are resistive and therefore, would not model as a basement conductor.

Previous exploration work in the Awry Lake area revealed the presence of kimberlite indicator minerals and granite breccia boulders (containing kimberlitic indicator minerals) down ice of the "Big Hole". This new EM data is the most compelling geophysical evidence to support the Company's interpretation of the "Big Hole" as a kimberlitic target.

Preparations are underway for a core drilling program at the "Big Hole". Drill equipment has been mobilized to the Awry Lake site, with the drill crew expected to arrive later this month. The drill hole will be collared on land and drilled at an incline into the "Big Hole". The Company is anticipating that this drill hole will be greater than 600 metres in length and take two to three weeks to complete.

Located 70 kilometres northwest of Yellowknife, this claim area is owned 100% by GGL. The "Big Hole" was first identified in 2000, when seismic and bathymetric surveys identified an unusually deep, steep-walled depression in the lake. The lake itself is 75 metres deep with a relatively flat bottom approximately one kilometre across. Since 2000, the Company has continued its exploration through indicator mineral sampling and various geophysical survey methods.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is GGL's qualified person and has reviewed this data.

dlw 6/17

Doyle Lake: five targets identified

De Beers Canada Exploration Inc. (De Beers), project manager and joint venture partner with GGL on the Doyle Lake Project, reports that its crews have completed just over 50% of a detailed ground gravity survey on the property. With 2600 of the 4600 gravity readings completed, De Beers reports it has identified a total of five potential kimberlite targets.

To date, the survey of the northern part of Blob Lake has been completed and two target areas have been found in the lake. East of Blob Lake, three targets along the northeast structure ("Kimberlite Alley") have been identified. Of these three, two are land based, while the northernmost target lies in the east arm of Lobster Lake. Additional work will be required to confirm these anomalies as drill targets.

The purpose of the gravity survey is to locate potential kimberlite pipes greater than one hectare (100m by 100m) in size. De Beers has committed to drilling all suitable targets.

De Beers earned a 60% interest in the Doyle Lake property, located in the southeast portion of the Slave Craton, and to date has spent over $6 million on the property.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.